Exhibit 14.1

CORPORATE GOVERNANCE

CODE OF CONDUCT

1.	Introduction

Although the policies in this Code do not cover the full spectrum of personnel activities, they are indicative of the Company’s commitment to the maintenance of high standards of conduct and are descriptive of the type of behaviour expected from personnel in all circumstances.

Whenever an individual is in doubt about the application or interpretation of the Code, or becomes aware of any business being conducted for and on behalf of the Company which contravenes the standards specified in the Code, the individual should promptly inform his/her superior or the Company’s Managing Director immediately.

Monitoring is regularly undertaken to ensure compliance with the Code. Any violation of the standards in the Code will be grounds for disciplinary action, which could include dismissal.

These disciplinary actions also may apply to an employee’s supervisor who directs or approves the employee’s improper actions or is aware of those actions, but does not act appropriately to correct them or fails to exercise appropriate supervision.

The Code applies to all personnel, including without limitation to the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

2.	The Company shall comply with the laws that are applicable to Company operations and business activities

The company shall comply with the laws in the jurisdictions in which it operates and conducts its business activities. We need the cooperation of all employees, officers and directors to comply with applicable laws and to bring lapses or violations to light. The Company’s continued ability to operate depends upon your help for compliance. The laws that govern the Company’s operations and business affairs are increasing and are becoming more complex. Although personnel are not expected to know all of the laws that govern the Company’s operations and activities, they should recognise and be familiar with, the basic legal requirements applicable to his/her area of responsibility.

Whenever an individual has any questions about the application or interpretation of the Code, laws, regulations and standards governing corporate operations and activities, personnel should seek the advice of the Company’s Legal Counsel by calling 617-972-6278. Many legal difficulties can be avoided or minimised if legal counsel is obtained at the outset of business transactions. Concerns about violations of any part of this Code made to the telephone number may be made anonymously. Any calls, detailed notes and/or emails will be dealt with confidentially. Simply ask your question or give any information you may have. In raising an issue, you may remain anonymous, although you are encouraged to identify yourself. Should you choose to identify yourself, your identity will be kept confidential to the extent feasible or permissible under the law. All employees, officers and directors and agents of the Company have the commitment of the Company and of the Audit Committee of the Company’s Board of Directors that they will be protected from retaliation. However, the Company reserves the right to discipline anyone who knowingly makes a false accusation, provides false information to the Company or has acted improperly. Failure to report known or suspected wrongdoing of which any member of the Company has knowledge may, by itself, subject that person to disciplinary action.

3.	The Company shall adopt and adhere to corporate governance policies relating to continuous disclosure and communications

The Company shall adopt and adhere to corporate governance policies relating to continuous disclosure and communications with the goal of providing for full, fair, accurate, timely, and understandable disclosure in reports and documents of the Company and in its other public communications.

4.	Books, records and accounts of the Company shall reflect accurately, fairly, in reasonable detail, and in a timely manner all the transactions, acquisitions and dispositions of assets, and other business affairs of the Company

As a public company, we are also committed to carrying out all continuing disclosure obligations in a full, fair, accurate, timely and understandable manner. Depending on their position with the Company, employees, officers or directors may be called upon to provide information to assure that the Company’s public reports are complete, fair and understandable. The Company expects all of its personnel to take this responsibility very seriously and to provide prompt and accurate answers to inquiries related to the Company’s public disclosure requirements.

The Accounting Department bears a special responsibility for promoting integrity throughout the organization, with responsibilities to shareholders both inside and outside of the Company. The Managing Director, the Chief Financial Officer and other Accounting Department personnel have a special role both to adhere to these principles themselves and also to ensure that a culture exists throughout the company as a whole that ensures the fair and timely reporting of the Company’s financial results and condition.

Employees, officers and directors should promptly report to the Managing Director and/or the Chairman of the Audit Committee any conduct that the individual believes to be a violation of law or business ethics or of any provision of the Code, including any transaction or relationship that reasonably could be expected to give rise to such a conflict. Violations, including failures to report potential violations by others, will be viewed as a severe disciplinary matter that may result in personnel action, including termination of employment.

All reporting must be done promptly, accurately, and in sufficient detail to ensure the integrity of corporate information and records.

No unrecorded fund or asset of the Company shall be established and maintained for any reason. No false, artificial, or misleading entries shall be made in the books, records and documents of the Company for any reason, and no personnel shall engage in any arrangement that results in such prohibited acts.

No transaction shall be effected and no payment shall be made on behalf of the Company with the intention or understanding that the transaction or payment is other than described in the documentation evidencing the transaction or supporting the payment. If any personnel believe any such fund, asset, entry, transaction, or payment might exist, full disclosure must be made to the Managing Director.

5.	Company contributions to political parties, candidates, or campaigns shall be made in accordance with the applicable legislation and as authorised by the Managing Director

All contributions to a political party, candidate, or campaign shall be in accordance with applicable domestic or foreign legislation. Requests for such contributions should be referred to the Company’s Managing Director. It should be noted that political contributions include anything having value such as loans, entertainment and use of corporate facilities, assets, property, services or personnel. Prior approval to make any such contribution is required. The Company encourages its personnel to be involved in Political activities but such involvement should be undertaken by personnel acting on their own time and on their own behalf and not as representatives of the Company.

6.	All personnel shall safeguard Company resources and shall follow safe working practices

Theft, pilferage, willful damage, or misuse of Company property is NOT acceptable and will not be tolerated by management. Personnel shall not engage in any conduct that will create hazards or unsafe conditions in the place of work or otherwise fellow workers.

7.	Confidential information, proprietary information, intellectual property, patents, copyrights, and the like, whether owned or developed by the Company or by third parties and in the possession of the Company, shall not be disclosed, appropriated or used other than as specifically allowed or contemplated, without proper authorisation

Corporate records, reports, papers, devices, processes, plans, methods, apparatus, intellectual property, whether patented or copyrighted or not, and inside information, whether owned or developed by the Company or by third parties and in the possession of the Company, are considered by the Company to be proprietary and, unless previously published, confidential. Unauthorised disclosure or misuse of the Company’s proprietary or confidential information is prohibited.

The Company may disclose to its customers, suppliers, personnel, investors, and the public only such information about the Company as is necessary for them to judge adequately the Company and its activities, or as is contained in the Company’s normal reporting functions to government and industry. However, except as required by law, the Company cannot be expected to disclose information which might impair its competitive effectiveness or which might violate the private rights of individuals or institutions. Any release of information to the public must be per the continuous disclosure policy.

Intellectual property is proprietary and may be confidential, whether or not protected by patent, trademark, copyright or otherwise and includes computer software programs, technical processes, inventions, research devices, reports or articles containing any form of unique or original innovation or development. Personnel and agents of the Company should be aware of the confidential, proprietary and contractual provisions relating to such intellectual property with respect to the use, copying, appropriation or disclosure thereof, whether owned or developed by the Company or by third parties and in possession of the Company.

Intellectual property that has been created or developed by personnel within their scope of employment or contract, and any patents, rights, or copyrights there from belongs to and is owned by the Company.

With regard to release of information in the event of a disaster, it is imperative that the initial response to the media be given by the immediate highest level of authority at the site. This response shall be confined to a brief description of the disaster (eg. fire, explosion, injuries, death, etc.) and shall not include names of individuals involved, estimates of damage, or other details pending notification of authorities, next of kin, and others. The person issuing the response shall contact management as soon as possible for direction.

Where the incident takes place in a strategic confidential project, there is to be no release of information surrounding the project’s capabilities or causes of the incident without prior approval of the Managing Director.

8.	Personnel must avoid all situations in which their personal interests conflict or might conflict with their duties to the Company or the interests of the Company

Personnel should avoid entering into any business arrangements, acquiring any interests, or participating in any activities that would:

•	Deprive the Company of the time or attention required to fully perform their duties properly in accordance with their employment terms;

•	Interfere with or affect their judgment or ability to act solely in the Company’s best interests; or

•	Otherwise conflict with the best interests of the Company.

For example, a conflict of interest could arise when individuals have a personal interest, direct or indirect, in a supplier, customer or competitor of the Company, or when an individual is engaged in outside employment or participates in an outside organisation which may interfere with the personnel’s regular duties or affect the personnel’s working effectiveness. Personnel are required to disclose promptly and in writing to the Managing Director all business, commercial, or financial interests or activities where such interests or activities might reasonably be regarded as creating actual or potential conflict with their duties of employment. Personnel are required to ensure that actions taken and decisions made within their area of responsibility are free from influence of any interests that might reasonably be regarded as confliction with those of the Company. After any personnel has disclosed a potential conflict, a determination will be made as to whether the individual should divest his or her interest or have other duties and responsibilities assigned.

If personal financial or other benefit is gained by an individual or his or her relatives or associates through the use or misuse of corporate property, or information proprietary or confidential to the Company, the law in most jurisdictions provides that the individual must account to the Company for any benefits received and may provide for further fines or penalties. Not only an actual conflict of interest but the very appearance of a conflict of interest should be avoided.

9.	Personnel shall not use for their own financial gain, or disclose for the use of others, inside information obtained as a result of their engagement with the Company

All personnel must comply with the Company’s Securities Trading Policy.

10.	The Company’s business is conducted fairly and purchases of services, materials and equipment are made on the basis of quality, service, and price

The Company conducts its business activities fairly and competitively accordance with the requirements of trade and anti-competition legislation applicable in the jurisdiction in which it operates. Personnel must be aware of the provision of such legislation pertaining to agreements and arrangements with competitors, pricing practices, and other matters that are subject to review under this legislation. Failure to observe these legislative requirements can result in serious liability to the Company and to the individuals involved.

The following trade practices are prohibited:

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Price-Fixing – Any oral, tacit or implied agreement or understanding among competitors to adhere to certain prices or any element thereof will be considered price-fixing. Communication among competitors relating any way to current or future prices may result in a price-fixing charge. Price information about a competitor’s product may be obtained if publicly announced or from a Company’s customer. Also, it is permissible to mail a price list to a competitor if the competitor is a customer for a product of which a price list has been requested.

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Bid-Rigging – Any oral, tacit or implied agreement to refrain from bidding, to bid at a certain price, or to submit a “protective” bid (a bid that is obviously less favourable than a competitor’s bid) will be considered bid-rigging.

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Agreement to Divide Markets – Any oral, tacit or implied agreement among competitors that contemplates or results in a division, assignment or apportionment of customers or territories to be served, or a limitation on any product sold or services rendered, will be considered an agreement to divide markets.

•	Refusal to Deal – Any oral, tacit or implied agreement among competitors to refuse to sell to or purchase from any person will be considered a refusal to deal.

With respect to trade associations, which by their nature involve meetings and discussions with competitors, care must be taken to avoid prohibited trade practices. If at any trade association meeting the subject of product pricing, bidding, territorial or customer allocation, or refusal to deal is discussed, any Company personnel attendance must leave the meeting immediately without comment. The circumstances must then be reported to the Managing Director so that proper corrective action may be taken. Trade association questionnaires asking for information relating to prices should not be answered and all such questionnaires should be referred to the Managing Director.

It is Company policy not to seek to obtain or to retain business by agreeing to purchase supplies from a particular customer. There is nothing improper in doing business with customers that are the Company’s supplier so long as the business transacted with the supplier is not based on the condition or understanding that purchases by the Company from such supplier are contingent upon the business to be conducted by the Company with such supplier.

11.	All personnel and prospective employees of the Company are assured equal employment opportunity and a healthy and safe working environment

Having regard to the personal safety and well-being of ALL personnel, the Company will recruit, select, train, promote, compensate, transfer, discipline and release personnel and take any and all other actions without regard to race, creed, colour, religion, nationality, place of origin, age, sex, marital status, or the fact that a person has a physical handicap, is a war veteran or was convicted of an offence for which a pardon has been issued.

The necessary policies and measures will be adopted by the Company to create and maintain:

•	A viable business enterprise that will provide the Company’s personnel with competitive wages and benefits;

•	A safe, healthy, efficient and productive work place for personnel;

•	An environment which promotes a high degree of cooperation and mutual trust between the Company and its personnel; and

•	Opportunities for personnel to develop their potential.

Should any personnel feel that discrimination has occurred or that an event has occurred which affects the work place or environment, the individual should report the occurrence to his/her superior or to the Managing Director.

12.	The Company’s integrity shall not be compromised nor its reputation as a good corporate citizen impugned by corrupt, illegal, or improper payments made by or on behalf of the Company, its personnel, or its agents

No one employed or contracted by the Company shall at any time offer, promise, authorise, approve, or condone the use of corporate funds or property for any of the following activities in any country:

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The payment of money or the giving of anything of value to any government official, to influence him or her to act or to fail to act in any official capacity or to induce him or her to use his/her influence with any government official or government agency or instrumentality, in order to retain any business for the Company or to direct any business to any other person;

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The payment of money or the giving of anything of value to any political party, any official of a political party, or any candidate to act or to fail to act in an official capacity or to induce such political party, official, or candidate to influence a government official or any government agency or instrumentality, in order to obtain or retain any business for the Company, or to direct any business to any other person; or

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The payment of money or the giving of anything of value to any person who will apply such payment or gift or any part of such payment or gift, directly or indirectly, to any one of the foregoing activities.

The foregoing activities are prohibited even if permitted by the laws, standards, or customs of any country where the Company is doing business, and regardless of any requests or pressures received from the government of such country or the competitive consequences of refusing to comply with such requests or pressures.

This policy does not prohibit a payment of money made or authorised to be made to government personnel who are in a clerical or ministerial position and who have no discretionary authority, where a payment is necessary to induce such personnel to perform his/her regular function, provided that the payment is not excessive, that it is approved by the senior Company officer responsible for the affected operation, and that it is properly recorded in the books of the Company.

This policy does not prohibit the normal extension of those common courtesies and social amenities consistent with ethical business practices, and with the customs and usage of the industry, which are offered and received on a basis of amicable personal relations and which do not give even the appearance of impropriety, provided that the cost thereof is properly identified and disclosed in the books of the Company.

Nor does this policy prohibit the payment of commissions or fees to responsible and qualified consultants, agents, marketing representatives, attorneys, and others for necessary and legitimate services actually performed, where the amount paid is reasonable related to the value of such services or the benefits resulting therefrom. This policy is not intended to prohibit any payments to a government official, employees, or agency, which are specifically required by a law, regulation, or decree equally applicable to all similarly situated companies.

Personnel that are uncertain of the applicability of the above policy to any proposed action must obtain permission from the Managing Director before proceeding. No one, however, is authorised to compromise or to qualify the above policy on behalf of the Company.

Personnel who discover a breach of this policy must immediately advise the Managing Director.

13.	Personnel are prohibited from any practice that constitutes commercial bribery

No funds of the Company shall be paid, loaned, or otherwise disbursed nor shall any assets of the Company be given, leased, or otherwise disposed of as bribes, kickbacks, or other payments designed to influence or compromise the conduct of the recipient. No officer or personnel of the Company shall accept any funds or assets for assisting any person or entity to obtain business or to ensure special concessions from the Company. Officers and personnel shall comply with the Foreign Corrupt Practices Act.

The following conduct is expressly prohibited:

•	Payment or receipt of money, gifts, loans, or other favours which may tend to influence business decisions or compromise independent judgment; and

•	Payment or receipt of rebates or kickbacks for obtaining business of the Company or for the Company.

Entertainment provided to persons with whom the Company conducts business or offered to personnel of the Company is permitted when it is:

•	Reasonable in amount and not made with the intent to influence the recipient with his/her area of responsibility;

•	Consistent with generally accepted business practices and not in contravention of any law or regulation; and

•	Such that full public disclosure would not embarrass or in any way reflect unfavourably on the Company or the recipient.

For example, reasonable expenditures for the entertainment of customers, prospective personnel or business associates are permissible on the part of any personnel whose duties embrace the provision of such entertainment provided proper accounting is made. Business lunches, dinners, sporting activities and theatre entertainment may be accepted where the above standards are met.

Gifts may be given or received when customary in a country and only when they are not excessive in amount and properly recorded in the books of the Company.

Should an officer, personnel, or agent of the Company be requested to make or accept a payment, gift, or other benefit that exceeds the standards specified herein, he should immediately disclose the request and all surrounding circumstances to his/her superior or to the Managing Director.

14.	The Company and its personnel may belong to industry and professional associations when such membership provides significant benefits to the Company and to its business activities

The Company and/or its personnel, with the prior approval of the Company, may belong to industry and professional associations when such organisations contribute significant benefits to justify time and cost of membership or support. Such associations involve meetings and discussions. Therefore, personnel who participate should be prepared to give reasonable time and resources commensurate with the benefits derived by the Company.

15.	Compliance with Securities Laws

Because our stock is a publicly traded security, certain activities of the Company are subject to certain provisions of the applicable securities laws in Australia and the United States. These laws govern the dissemination or use of information about the affairs of the Company or its subsidiaries or affiliates, and other information which might be of interest to persons considering the purchase or sale of our stock. Violations of the securities laws could subject you and the Company to stiff criminal and civil penalties. Accordingly, the Company does not sanction and will not tolerate any conduct that risks a violation of these laws.

16.	Amendments and Waivers

This Code applies to all the Company employees, officers and directors and will be made available to each new employee, officer and director upon commencement of his or her employment or other relationship with the Company. The Company reserves the right to amend, alter or terminate this Code at any time for any reason. There shall be no substantive amendment or waiver of any part of the Code affecting the directors, senior financial officers, or executive officers, except by a vote of the Board of Directors, which will ascertain whether an amendment or waiver is appropriate and ensure that the amendment or waiver is accompanied by appropriate controls designed to protect the Company.

The most current version of this Code may be found on our website. In the event that any substantive amendment is made or any waiver is granted, the waiver will be posted on the Company’s website and otherwise disclosed as required by law or regulations of the NASDAQ Stock Market.